UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):        ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR
☐ Form N-CSR
For Period Ended:  March 31, 2012
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Vadda Energy Corporation
Full Name of Registrant

Former Name if Applicable

1600 S. Stemmons Freeway, Suite 440
Address of Principal Executive Office (Street and Number)

Lewisville, TX 75067
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Vadda Energy Corporation (the “Company”) could not file its Quarterly Report on Form 10-Q for the three months ended March 31, 2012 (“Quarterly Report”) within the prescribed time period without unreasonable effort or expense due to unanticipated delays in finalizing the financial information required to be included in the Quarterly Report, including, without limitation, the Company’s consolidated financial statements for the three months ended March 31, 2012.

(Attach extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Daro Blankenship	214	222-6500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒   No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company estimates that (a) total revenues increased by approximately $2.6 million to approximately $2.7 million for the three months ended March 31, 2012 from $121,624 for the three months ended March 31, 2011, due to the recognition of turnkey drilling revenue in the 2012 period, offset slightly by decreased natural gas and oil sales, and (b) costs and expenses increased approximately $1.3 million to approximately $1.8 million for the three months ended March 31, 2012 from $534,102 for the three months ended March 31, 2011, due primarily to the recognition of turnkey drilling costs in the 2012 period.  The Company expects net income of approximately $580,000 for the three months ended March 31, 2012, compared to a net loss of $241,579 for the three months ended March 31, 2011.

Vadda Energy Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2012	By:	/s/ Daro Blankenship
Name: Daro Blankenship Title: President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).